SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRP: US$34.78/ADR BRTP3: R$16.13/1,000 shares BRTP4: R$20.60/1,000 shares Market Capitalization: R$6,749 million Closing Price: May 07, 2003

Brasil Telecom Participações S.A.

Consolidated Earnings Release

First Quarter of 2003

Non-audited

Brasília, May 08, 2003.

Brasil Telecom Participações S.A.

Brasil Telecom Participações S.A. announces 1Q03 consolidated results

Brasilia, May 08, 2003 - Brasil Telecom Participações S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) announces its consolidated results for the first quarter of 2003 (1Q03). The consolidation was elaborated in accordance with CVM Instruction 247/96 and includes the performance of Brasil Telecom S.A.

HIGHLIGHTS OF THE RESULTS

Data communication revenue in the 1Q03 reached R$171.4 million, an increase of 20.6% in relation to the 4Q02, representing 6.6% of the total gross revenue. The 15,1% gross revenue growth when compared to 1Q02 was due, among others, to the great performance in data communication business, which reached 65,8% increase in relation to 1Q02.

At the end of 1Q03, Brasil Telecom reached 207,400 ADSL accesses sold , representing an increase of 23.2% and 218.7% in relation to the 4Q02 and 1Q02, respectively. Considering the ADSL accesses in service , the Company reached 165,100, which represents a growth of 17.4% and 201.3% in relation to the 4Q02 and 1Q02, respectively.

Since February 28, 2003, Brasil Telecom fulfilled the universalization goals established by Anatel for December 31, 2003.

At the end of 1Q03, Brasil Telecom's installed plant reached 10,608 thousand lines, a 0.6% increase in relation to the 4Q02. Lines in service (LIS) achieved 9,595 thousand lines at the end of 1Q03, 1.4% and 8.4% above the plant registered in the 4Q02 and 1Q02, respectively. The growth of the plant in service contributed to the increase of utilization rate during the quarter, which reached 90.5% at the end of March, 0.7 p.p. and 5.6 p.p. above the registered in the 4Q02 and in the 1Q02, respectively.

Net revenue in the 1Q03 reached R$1,873.7 million, 14.3% growth when compared to the 1Q02. Net revenue/Average LIS/month in the 1Q03 reached R$65.5, compared to R$62.4 in the 1Q02.

Costs and expenses with subcontracted services dropped to R$292,3 million in 1Q03 , a reduction of 4.1% in relation to the 4Q02, mainly due to the improved management over the contracts.

Losses with accounts receivable reached R$67.9 million in the 1Q03, representing 2.6% of the gross revenue in the period.

In the 1Q03, EBITDA achieved R$868.3 million, a growth of 18.7% compared to the 1Q02. EBITDA margin reached 46.3% in the 1Q03, against 44,6% in the 1Q02, respectively. EBITDA/Average LIS/month increased 8.3% in relation to the 1Q02, reaching R$30.9.

The consolidated net debt dropped 2.9% in relation to December 2002, totaling R$2,505.2 million at the end of 1Q03. The consolidated net debt/shareholders' equity ratio of the Company was 40.4% at the end of the 1Q03, against 41.4% at the end of December 2002. The dollar-denominated debt represented 5.6% of the total debt, totaling R$230.3 million at the end of 1Q03. Brasil Telecom hedged 54.8% of that debt, being all debt maturing up to December 2004 hedged against exchange variations. At the end of March 2003 the average debt cost was 18.5% p.a., meaning 70.7% of CDI.

Productivity of 1,729 LIS/employee at the end of 1Q03, against 1,699 in the 1Q02. The higher productivity ratio was due to an increase of 8.4% in the plant in service combined with the net reduction of 1,570 employees in the last 12 months.

CONSOLIDATED INCOME STATEMENT

Table 1: Consolidated Income Statement

R$ Million	1Q02	4Q02	1Q03	Δ Quarter	Δ 12 Months
GROSS REVENUES	**2,267.2**	**2,619.4**	**2,609.3**	**-0.4%**	**15.1%**
Local Service	971.2	1,108.4	1,063.5	-4.1%	9.5%
Public Telephony	79.3	87.1	83.8	-3.8%	5.7%
Long Distance Service	303.8	339.8	325.6	-4.2%	7.2%
Fixed-Mobile Calls	489.0	580.4	607.3	4.6%	24.2%
Interconnection	186.7	221.8	222.7	0.4%	19.3%
Lease of Means	72.2	54.8	53.2	-2.9%	-26.3%
Data Communication	103.3	142.1	171.4	20.6%	65.8%
Supplementary and Value Added Services	56.1	78.3	71.0	-9.3%	26.6%
Other	5.7	6.7	10.9	62.6%	91.4%
Deductions	(628.6)	(745.4)	(735.6)	-1.3%	17.0%
NET REVENUES	**1,638.5**	**1,874.0**	**1,873.7**	**0.0%**	**14.3%**
COSTS & OPERATING EXPENSES	**(907.2)**	**(952.9)**	**(1,005.3)**	**5.5%**	**10.8%**
Personnel	(108.5)	(87.3)	(93.8)	7.5%	-13.5%
Materials	(20.8)	(20.6)	(20.3)	-1.5%	-2.2%
Subcontracted Services	(264.3)	(304.9)	(292.3)	-4.1%	10.6%
Interconnection	(353.8)	(406.4)	(424.9)	4.6%	20.1%
Advertising and Marketing	(31.7)	(26.0)	(9.6)	-63.0%	-69.7%
Provisions and Losses	(83.3)	(56.2)	(86.6)	54.0%	3.9%
Other	(44.8)	(51.5)	(77.8)	51.1%	73.7%
EBITDA	**731.4**	**921.1**	**868.3**	**-5.7%**	**18.7%**
Depreciation and Amortization	(482.0)	(520.4)	(520.4)	0.0%	8.0%
OPERATING PROFIT BEFORE FINANCIAL RESULT	**249.3**	**400.7**	**347.9**	**-13.2%**	**39.5%**
Financial Result	(107.0)	(180.3)	(356.3)	97.6%	233.1%
Financial Revenues	40.6	51.7	75.7	46.2%	86.3%
Financial Expenses	(120.5)	(158.0)	(226.1)	43.2%	87.7%
Interest on Shareholders' Equity	(27.1)	(74.1)	(205.8)	177.8%	659.5%
OPERATING PROFIT AFTER FINANCIAL RESULT	**142.4**	**220.4**	**(8.3)**	**N.A.**	**N.A.**
Non-Operating Revenues (Expenses)	(21.3)	(34.1)	(47.7)	39.8%	124.3%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%
Other	9.7	(3.1)	(16.7)	432.8%	N.A.
EARNINGS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	**121.1**	**186.3**	**(56.1)**	**N.A.**	**N.A.**
Income and Social Contribution Taxes	(44.4)	(56.1)	8.7	N.A.	N.A.
EARNINGS BEFORE PROFIT SHARING	**76.7**	**130.2**	**(47.4)**	**N.A.**	**N.A.**
Profit Sharing	(11.0)	(13.3)	(9.9)	-25.5%	-9.7%
Minority Interest	(21.7)	(61.8)	(47.1)	-23.8%	117.3%
EARNINGS BEFORE REVERSION OF INTEREST ON SHAREHOLDERS' EQUITY	**44.0**	**55.1**	**(104.4)**	**N.A.**	**N.A.**
Reversion of Interest on Shareholders' Equity	27.1	74.1	205.8	177.8%	659.5%
NET EARNINGS	**71.1**	**129.1**	**101.4**	**-21.5%**	**42.6%**
Goodwill Amortization - CRT Acquisition	31.0	31.0	31.0	0.0%	0.0%
NET EARNINGS ADJUSTED BY GOODWILL AMORTIZATION	**102.1**	**160.1**	**132.4**	**-17.3%**	**29.7%**
Net Earnings (Losses)/1,000 shares - R$	0.2041	0.3666	0.2842	-22.5%	39.2%
Net Earnings (Losses)/ADR - US$	0.4390	0.5178	0.4239	-18.1%	-3.4%

OPERATING PERFORMANCE

    PLANT

Table 2: Plant

Lines Installed

The installation of 60,000 lines in the 1Q03, against 4,000 in the previous quarter, had the objective of anticipating the fulfillment of the universalization goals established for 2003 in the Company's concession contracts.

Lines in Service

The plant in service grew 1.4% in the 1Q03 to 9.6 million lines, reflecting the net addition of 130,000 lines.

The growth of the plant in service in the 1Q03 was mainly in the residential segment with a net addition of 117 thousand lines.

Utilization Rate

The 0.6% growth in the installed plant in conjunction with the 1.4% increase in the plant in service resulted in an increase of 0.7 p.p. in the utilization rate in the 1Q03, which reached 90.5%.

Given the two-week limit for the attendance of requests for telephone lines, keeping a technical reserve of lines is critical.

ADSL

At the end of 1Q03, Brasil Telecom reached 207,400 thousand ADSL accesses sold, representing an increase of 23.2% and 218.7% in relation to the 4Q02 and 1Q02, respectively.

In the 1Q03, Brasil Telecom had 165,100 thousand ADSL accesses in service, against 140,700 thousand in the 4Q02.

Turbo Lite

In March 25, 2003, Brasil Telecom launched Turbo Lite, innovating again. Turbo family - the commercial name of the broadband access service using xDSL technology of Brasil Telecom - has been expanded. Turbo Lite is the only high-speed Internet access service in Brazilian market that uses the pay per use concept. The user pays a monthly fee of R$49.90 to access the Internet during 50 hours, of franchise, with a speed of 150Kb/s. For each additional hour the client is charged R$2.95. With Turbo Lite, Brasil Telecom intends to bring to everyone the broadband Internet access.

Turbo Condomínio

Launched in April 30, 2003, Turbo Condomínio, is a telecommunications service that becomes available the broadband Internet access to vertical condos. The technology employed - HPNA (Home Phoneline Networking Alliance) - uses the installed telephony plant, dismissing the need of installing cables. The connection speed can reach up to 1Mb/s per subscriber. Through this service the client can access the Internet and use the telephone at the same time, paying a fixed monthly fee regardless of the time of use.

    GOALS

Quality Goals	In the 1Q03, Brasil Telecom met all 35 quality goals established by Anatel for the switched-fixed telephone service in the local and long-distance segments.

Universalization Goals

Brasil Telecom fulfilled in February 28, 2003 the universalization goals established by Anatel for December 31, 2003. The independent audit company PriceWaterhouseCoopers attested in its report that no differences were found in relation to the goals accomplishment declaration of Brasil Telecom, within any appraised target. The next step of the certification process will be the direct inspection by Anatel of the results stated by the Company.

    TRAFFIC

Seasonality

Historically, the first quarter of each year has shown a lower traffic when compared to the others. As it is summer in Brazil, school holiday time, there is a natural tendency for people to move to the coastal regions of the country. Besides that, the 1Q03 had 62 business days, against 64 in the 4Q02.

This seasonality can be verified in the exceeding pulses graph below, that shows the percentual variation between the quarters.

Table 3: Traffic

Exceeding Local Pulses	Brasil Telecom billed 3.0 billion of pulses in the 1Q03.

DLD Traffic	The DLD traffic was 1.6 billion minutes in the 1Q03, against 1.8 billion in the previous quarter.

DLD Market Share

Brasil Telecom's DLD market share in the intra-sector segment reached 89.5% in the 1Q03, representing an increase of 0.9 p.p. in relation to the 4Q02.

In the intra-regional segment, Brasil Telecom's market share reached 74.3%. The DLD market share considers only the traffic generated in the Brasil Telecom lines.

Fixed-Mobile Traffic	The fixed-mobile traffic reached 1.1 million minutes in the 1Q03. Of the total fixed-mobile traffic, 88.8% refers to VC-1 calls, 9.9% refers to VC-2 and 1.3% refers to VC-3 calls.

FINANCIAL PERFORMANCE

    REVENUE

Table 4: Consolidated Gross Operating Revenue

Local Service

The local service revenue reached R$1,063.5 million in the 1Q03, 4.1% below the obtained in the 4Q02.

The installation revenue totaled R$5.9 million in the 1Q03, 1.6% higher than the amount registered in the 4Q02. In the 1Q03, the selling of promotional and alternative plans was intensified, representing 38% of the lines added during the period.

Revenues from monthly subscription in the 1Q03 reached R$702.7 million, 11.6% higher than the 1Q02. This performance is due to growth of plant in service and to tariff readjustment.

The measured service revenue reached R$328.8 million in the 1Q03, 4.9% lower than the one observed in the previous quarter. The better revenue performance, when compared to the variation in traffic in the same period, is due to the higher tariff charged for exceeding pulses in the promotional plans, which can be up to 60% higher than the one charged in the basic plan.

Public Telephony

Brasil Telecom sold 1.6 million credits throughout 1Q03, 6.7% above the number sold in the 4Q02. Public telephony revenue reached R$83.8 million in the 1Q03, a reduction of 3.8% when compared to the 4Q02, due to the higher revenue transferred to other operators on account of school vacation.

Domestic Long Distance	The domestic long distance revenue in the 1Q03 was R$325.6 million, against R$339.8 million in the previous quarter. This slight reduction was due to the lower traffic registered in the 1Q03.

Fixed-Mobile

Fixed-mobile revenue grew 4.6% in the 1Q03, reaching R$607.3 million, result of the average impact of 14.2% from tariff readjustment, which came into effect for 58 of the 90 days in the 1Q03, combined with a 7.5% reduction in the fixed-mobile traffic. The fixed-mobile tariff readjustment authorized by Anatel was 23.5% for VC-1 calls and 22% for VC-2 and VC-3 calls, and became effective on February 8, 2003.

Interconnection

Interconnection revenue in the 1Q03 remained stable in relation to the 4Q02. Mobile-fixed revenue increased by 11.3% in comparison to the 4Q02 reaching R$55.8 million, due to the increase in the fixed and mobile plants in Brasil Telecom's concession area. Cell phones in Brasil Telecom's region totaled 9.9 million at the end of March, according to Anatel's database.

Lease of Means	Lease of means revenue in the 1Q03 was R$53.2 million, 2.9% below the R$54.8 million registered in the previous quarter, due to a reduction in the average number of leased circuits.

Data Communication	Data communication revenue in the 1Q03 grew 20.6% to R$171.4 million, which reflects Brasil Telecom's strategy to expand in data transmission.

The following variations were verified in the quarter:

•	17.4% growth in the number of ADSL lines in service;
•	13.7% growth in the number of IP accesses billed;
•	12.1% growth in the number of Frame-Relay accesses billed;
•	4.5% growth in the number of ATM accesses billed;
•	22.8% reduction of Dialnet accesses billed; and
•	2.3% reduction of SLDD billed.

Smart Wi Fi

During Telexpo 2003, Brasil Telecom launched services in an innovative way, aimed at keeping itself as reference in the data communication business.

The Smart Wi Fi is an Internet access services and Wireless LAN (Local Area Network) building package, which uses Wireless Fidelity (Wi Fi) technology. The launching, together with the Turbo Wireless solution, allows Brasil Telecom to become a Wireless LAN solution provider, using Wi Fi technology, and Wireless MAN (Metropolitan Area Network), using 1xEVDO, that is, in average, 10 times faster than the 1xRTT technology. The broadband access provider BrTurbo (Wireless Internet Service Provider) will offer to executives in travel or out of their offices, in airports, hotels or convention centers, the typical hot spot solution, with no limitations, since the metropolitan footprint will be based in Turbo Wireless.

E-lite

The E-lite is a complete solution for large corporations and government. With the E-lite, the costs of acquisition and maintenance of the IT environment are reduced, since the solution is based on Thin Client terminals - a regular PC with virtual disk - with storing and program running centralized in the Cyber Data Centers of Brasil Telecom.

VIP

Through the Internet, the clients of Brasil Telecom can monitor, from any place in the world, if the SLA - Service Level Agreement is being achieved. The client can configure its web page, determining the name to be used in its network and the type of charts and reports to be shown.

InterLAN

This service allows the interconnection between local networks, with high quality and security, combining the Frame Relay, ATM and xDSL technologies. Brasil Telecom innovates with InterLAN since is the only company in Brazil and one of the three in the world to offer that solution. The InterLAN is focused mainly on the mid-size companies and can be used in applications of private corporate networks (VPNs) building, combining simple installation, configuration and maintenance.

Supplementary and Value-Added Services

Total number of intelligent services activated at the end of March 2003 - virtual answering machine, follow-me, call waiting, caller ID, among others - reached 4.6 million, compared to 4.1 million on December 2002, an increase of 13.0%. 29.7% of the lines in service at the end of 1Q03 had at least one intelligent service activated, compared to 27.5% in the previous quarter.

Revenues from supplementary and value-added services decreased 9.3% in the 1Q03, basically due to a 21.4% reduction in 0800 DDG traffic.

The billing of calls made in the 3Q02 influenced the 0800 traffic of the 4Q02. In 4Q02, 32% of the 0800 service billed was rendered in the 3Q02, while in the 1Q03 only 25% of the service billed was rendered in the 4Q02. This represents a reduction of 7.7 million minutes.

Gross Revenue Deductions	Gross revenue deductions reached R$735.6 million in the 1Q03, representing 28.2% of the gross revenue in the quarter, against 28.4% in the 4Q02.

Net Operating Revenue/Average LIS/month	Net operating revenue/Average LIS/month registered in the 1Q03 was R$65.5, against R$62.4 in the 1Q02.

COSTS AND EXPRESS

Table 5: Consolidated Costs and Operating Expenses

Costs and Operating Expenses

Costs and operating expenses totaled R$1,525.7 million in the 1Q03, against R$1,473.2 million in the previous quarter.

The cash cost (costs and operating expenses excluding depreciation and amortization) was R$1,005.3 million in the 1Q03, an increase of 5.5% in relation to the 4Q02.

Net reduction of 23 employees in the quarter

Brasil Telecom payroll was comprised of 5,548 employees at the end of 1Q03, against 5,571 at the end of December 2002. The net reduction of 23 employees in the quarter is a result of 192 dismissals and 169 admissions.

Personnel

Personnel costs and expenses increased 7.5% in the 1Q03 in relation to the 4Q02, reaching R$93.8 million. This increase was due mainly to the dismissal costs of approximately R$3.4 million and to the average salary readjustment of 5.0%, which became effective on February 2003.

Productivity	Brasil Telecom reached a productivity ratio of 1,729 LIS/employee in 1Q03, representing an increase of 1.8% in relation to the presented in the 4Q02.

Materials	Material costs and expenses reached R$20.3 million in the 1Q03, a reduction of 1.5% in relation to the previous quarter.

Subcontracted services

Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, reached R$292.3 million in 1Q03, representing a reduction of 4.1% in relation to the 4Q02, mainly due to the improved management over the contracts.

The main reduction were (i) R$1.4 million with security and receptionist services, (ii) R$2.1 million with consulting services, (iii) R$1.1 million with training, (iv) R$2.0 million with collection services, e (v) R$1.1 million with employees' transportation.

Interconnection

The costs with interconnection totaled R$424.9 million in the 1Q03, an increase of 4.6% in relation to the 4Q02. This variation is explained mainly by the average readjustment of 22% in the TU-M, combined with the 7.5% reduction in the fixed-mobile traffic in the 1Q03.

Losses with Accounts Receivable reached 2.6% of Gross Revenue

Losses with accounts receivable as a percentage of gross revenue reached 2.6%, stable in relation to the previous quarter. In the 1Q03, these losses amounted to R$67.9 million.

In the 1Q03, there was a reversal of R$1.2 million in the provision for doubtful accounts. The Christmas Campaign, that aimed the recovery of losses, was concluded on April 25, 2003, with a recovered balance of R$22.0 million. Total amount recovered in the 1Q03 reached R$11.0 million.

Accounts Receivable	Deducting the provision for doubtful accounts of R$152.5 million, Brasil Telecom's net accounts receivable totaled R$1,737.6 million at the end of March of 2003.

Table 6: Gross Accounts Receivable

Provisions for Contingencies

Provisions for contingencies in the 1Q03 increased by R$18.7 million due to monetary correction. In the 4Q02, the provisions for contingencies registered a positive net result of R$7.5 million due to agreements related to labor lawsuits.

Other Costs and Operating Expenses / Revenues

Other costs and operating expenses/revenues in the 1Q03 totaled a net expense of R$77.8 million.

The main reduction were (i) R$1.1 million in revenues with billing/collection for third parties, (ii) R$4.8 million in revenues with rents, (iii) R$4.8 million in expenses with lease of means.

The main increases were (i) R$6.6 million in expenses with rental of domain ranges in highways to backbone passage, (ii) R$1.0 million in expenses with FISTEL, (iii) R$1.5 million in expenses with IPTU (real estate tax), (iv) R$1.8 million in expenses with dedicated lines services.

    EBITDA

Table 7: EBITDA Margin - Gains and Losses

EBITDA in 1Q03 totaled R$868 million	Brasil Telecom EBITDA was R$868.3 million in the 1Q03, representing a growth of 18.7% in relation to the 1Q02.

EBITDA Margin

Brasil Telecom's EBITDA margin in the 1Q03 reached 46.3%, reflecting the 14.3% growth in net revenue, in conjunction with the 10.8% increase in cash cost, in relation to the amounts registered in the 1Q02.

EBITDA/Average LIS/month	EBITDA/Average LIS/month reached R$30.4, 9.0% higher than the amount registered in the 1Q02.

    FINANCIAL RESULT

Table 8: Consolidated Financial Result

Financial revenue in local currency in the 1Q03 was R$95.4 million, resulting from the investment of cash position during the quarter.

Financial expenses in local currency reached R$197.5 million in the 1Q03, compared to R$166.6 million in the 4Q02. The R$30 million difference is related to the interest of the debentures, being R$8.0 million from the issuance of December 2002 and R$22.0 million from the debentures issued on May 2002.

Interest on Shareholders' Equity

The Interest on Shareholders' Equity of R$205.8 million accounted for as financial expense in 1Q03 refers to the credit of R$122.0 million relative to the period of 2003, as approved in the Brasil Telecom Participações S.A.'s Board of Directors Meeting held on January 28, 2003 and refer to the Minority Interest of R$83.8 million relative to the Interest on Shareholders' Equity, credited by Brasil Telecom S.A. in the 1Q03.

Table 9: Interest on Shareholders' Equity Credited in 2003

    OTHER ITEMS

Amortization of Reconstituted Goodwill

In 1Q03, Brasil Telecom amortized R$31.0 million in reconstituted goodwill from CRT acquisition (which has no impact on cash flow and on the distribution of dividends), accounted for as non-operating expenses.

    NET EARNINGS

Net earnings increased 42.6% in the 1Q03 in relation to the 1Q02, totaling R$101.4 million (R$0.2842/1,000 shares). Net earnings/ADR was US$0.4239 in the 1Q03.

BALANCE SHEET

Table 10: Consolidated Balance Sheet

Table 11: Holding Balance Sheet

INDEBTEDNESS

Table 12: Indebtedness

Total Debt	At the end of March 2003, total consolidated debt of Brasil Telecom was R$4.1 billion, 0.7% lower than the one registered in the 4Q02.

Average Cost of Debt	In the 1Q03, Brasil Telecom's debt had an average cost of 18.5% p.a., equal to 70.7% of the CDI (interbank rate), and a medium payment term of approximately 29 months.

Net Debt	Net debt totaled R$2,505.2 million, a drop of 2.9% in relation to December 2002.

Debt with Long Term Profile	At the end of 1Q03, 84.1% of total debt was allocated in the long term, presenting the following amortization schedule:

Table 13: Amortization Schedule of Long Term Debt

Dollar Denominated Debt

In March 2003, the dollar denominated debt totaled R$231.0 million (R$230.3 million net of hedge). As a percentage of total debt, dollar denominated debt accounted for 5.6% against 5.8% at the end of 2002.

Hedge	Brasil Telecom had hedge for 54.8% of the indebtedness in dollar, being all debt maturing until December 2004 hedged against exchange variations.

Financial Leverage	On March 31, 2003 Brasil Telecom's financial leverage ratio, represented by net debt/ shareholders' equity, was 40.4%.

INVESTMENTS IN THE PERMANENT ASSETS

Table 14: Breakdown of Investments in the Permanent Assets

Investments in Permanent Assets totaled R$442 million

Brasil Telecom invested R$441.8 million in the 1Q03, 45.7% below the amount registered in the 4Q02.

In the last 12 months, Brasil Telecom invested R$296.4 million in data network and R$346.0 million in information technology, leading to the implementation of its strategy related to the corporate market: to be the reference in the provision of telecommunications integrated solutions.

CASH FLOW

Table 15: Consolidated Cash Flow

Operating Cash Flow of R$698 million in 1Q03

The operations of Brasil Telecom generated R$697.6 million in the 1Q03. The Cash Flow from Investments of R$437.1 million combined with the negative flow of R$214.0 million from Financing Activities consumed a cash flow of R$651.1 million.

Brasil Telecom generated a free cash flow (operating activities - investment activities) of R$260.5 million in the 1Q03.

CORPORATE GOVERNANCE

2003 Ordinary and Extraordinary General Shareholders' Meeting	On April 23, 2003, the shareholders of Brasil Telecom S.A. held the Ordinary and Extraordinary General Shareholders' Meeting, where they deliberated and approved the following subjects:
	•	Financial Statements and Management Report referent to 2002;
•

Management Proposal related to the allocation of the Net Profit of the Year, realization of the Profit Reserves, constitution of the Legal Reserve and the Distribution of Dividends and Interest on Shareholders' Equity, referent to the year of 2002, as well as the allocation of the Profit Reserves

	•	Election of title members and alternates in the Fiscal Board;
	•	Election of title members and the alternate members of the Board of Directors to complement the mandate.
	•	Establishment of global remuneration of the Administrators and of the members of Fiscal Board;
	•	Amend article 5 of the Corporate Bylaw, to reflect the new amount of the Capital Stock and the number of shares of the Company, as a result of the capital increase approved in 2003.

STOCK MARKET

Shares Buyback Program

In a meeting held on April 11, 2003, the Board of Directors of Brasil Telecom Participações S.A. approved a Common and Preferred Shares Buyback Program, to be kept in treasury or for posterior alienation or canceling. According to the program, the Company may acquire 6,161,061,247 common shares and 21,986,351,094 preferred shares, accounting for 10% of the total preferred shares in circulation, for a three months period, beginning on April 14, 2003. On April 10, 2003, Brasil Telecom Participações S.A. had 1,051,100,000 common shares in treasury.

Table 16: Stock Performance

Table 17: Participation in Indexes

SHAREHOLDERS'S STRUCTURE

Capital Increase

The amortization of 12/60 of the goodwill resulting from the acquisition/merger of CRT, in the fiscal year of 2002, consolidated a fiscal benefit of R$71.8 million. For this capital increase 2,806,676,939 preferred shares and 1,676,172,072 common shares were issued, resulting in a dilution of 1,27% of the total amount of shares. The preemptive right predicted in article 171 of Law 6,404/76 was assured with the issuance of 2,644,989,764 preferred shares and 590,571,908 common shares. The issuance and subscription price was R$13.34 per lot of 1,000 common shares and R$17.60 per lot of 1,000 preferred shares and the term for the preemptive right extented from March 18, 2003 to April 16, 2003.

Table 18: Shareholders' Structure

RECENT DEVELOPMENTS

Brasil Telecom receives the 2003 Brazil E-Learning Award and becomes a national reference

Brasil Telecom's e-learning program won the 2003 Brazil e-learning Award (Prêmio e-Learning Brasil 2003), promoted by the São Paulo Association for Human Resource Management (Associação Paulista de Administração de Recursos Humanos - APARH), affiliated to the National Human Resource Association (Associação Nacional de Recursos Humanos - ABRH), and by Micropower, an e-learning technological solution provider.

This is the most important award in the e-learning area and brings together the main cases of the Country, by evaluating it from the structure to the results achieved.

In 2002, the Programa e-ducação offered to Brasil Telecom's employees around 60 online courses, among which can be highlighted: english, information technology and basic telecommunication principles, besides training users of systems under implementation, such as SAP, Peoplesoft and CRM. The courses, which were offered through the Portal e-ducação, correspond to 16% of the total training programs offered by the Company.

Fale.com

Brasil Telecom launched in April 2003, the Fale.com service, which enables the users of dial up Internet access to surf and answer calls simultaneously. Whenever the user is surfing and receives a call, a message appears on the screen of the computer informing the user that there is a call. Based on the message, the customer can choose one of the following options:

•	To keep the connection and answer the call through the Microsoft Netmeeting program;
•	Disconnect and answer the call normally;
•	Reroute the call to another fixed or mobile telephone number; and
•	Reroute the call to Brasil Telecom's virtual answering machine.

Proposal of CVC/Opportunity to Previ

On April 24, 2003, Brasil Telecom Participações S.A. (“BTP”) and Brasil Telecom S.A. announced that they were informed of the proposal sent by CVC/Opportunity Equity Partners Administradora de Recursos Ltda. to the Caixa de Previdência dos Funcionários do Banco do Brasil - Previ to exchange indirect participations in Telemar Participações S.A., and, of the foundation, in Brasil Telecom Participações, Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

The implementation of the proposal is conditioned upon the evaluation of the assets involved - including the calculation of any needed adjustment, the applicable contracts, the pertinent legislation in effect, as well as obtaining the required authorizations.

MAIN INDICATORS

Table 19: Evolution of Operating and Financial Indicators

UPCOMING EVETS

Conference Call: 1Q03 Results
Dial in #:(1 719) 457-2657
Date: May, 9 (Friday)
Time: 11:00 a.m. Eastern time (12:00 p.m. Brasilia time)

IR CONTACTS

Renata Fontes	Phone: (55 61) 415-1256	renatafontes@brasiltelecom.com.br
Shay Chor	Phone: (55 61) 415-1291	shay@brasiltelecom.com.br
Flávia Menezes	Phone: (55 61) 415-1411	flaviam@brasiltelecom.com.br
Edinelson de Oliveira	Phone : (55 61) 415-1122	edinelson@brasiltelecom.com.br

MEDIA CONTACTS

Ivette Almeida	Phone: (1 212) 983-1702	ivette.almeida@annemcbride.com
Cesar Borges	Phone: (55 61) 415-1378	cesarb@brasiltelecom.com.br

This document contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2003

BRASIL TELECOM S.A.

By:	/S/ Paulo Pedrão Rio Branco
Paulo Pedrão Rio Branco Financial Executive Officer